P.E. 2/11/02

02013857

FEB 8 2002

Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

for the month of February 2002

FILA HOLDING S.p.A.
(Translation of Registrant's name into English)

Viale Cesare Battisti 26
13900 Biella, Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

For more information, please contact:

Fila Holding S.p.A.

Investor Relations:
Giulia Muzio +39 015 3506 418
Elena Carrera +39 015 3506 246

Citigate Dewe Rogerson:
Serena Vento +1 212 419 8329

Media Contact:
Elena Sacchi +39 015 3506 335

(Biella, Italy, February 8, 2002) - Fila Holding S.p.A. (NYSE:FLH) announced that its Board of Directors this morning accepted the resignation of Michele Scannavini as Managing Director and Chief Executive Officer, effective immediately. Mr. Scannavini is leaving to pursue a new professional challenge in a different industry.

The Board of Directors thanks Mr. Scannavini for his commitment and contribution to Fila's business and wishes him success for his future endeavors.

Mr. Scannavini will be replaced by Marco Isaia, Fila's Group Chief Operating Officer since January 1998, who will assume the title of Chief Executive Officer.

Fila Holding S.p.A., headquartered in Biella (Italy), is a leading designer and marketer of athletic and casual footwear and of activewear, casualwear and sportswear. Fila has created strong brand recognition by marketing products with a high design and style content and by securing professional athletic endorsements.

FILA

Fila Holding S.p.A.

Investor Relations

Viale Cesare Battisti, 26

13900 Biella - Italy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2002

FILA HOLDING S.p.A.

By: /s/ Marco Isaia
Marco Isaia
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2002

FILA HOLDING S.p.A.

By: /s/ Michele Scannavini
Michele Scannavini
Managing Director